UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2014 RESULTS

Seoul, South Korea — August 27, 2014 — GRAVITY Co., Ltd. (NasdaqGM: GRVY)  (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2014, prepared in accordance with generally accepted accounting principles in the United States.

Revenues for the second quarter ended June 30, 2014 was KRW 10,248 million (US$ 10,130 thousand), representing a 4.8% decrease from KRW 10,767 million for the first quarter ended March 31, 2014 (“QoQ”) and a 19.9% decrease from KRW 12,788 million for the second quarter ended June 30, 2013 (“YoY”).

Revenues

Royalty and license fee revenues for the second quarter of 2014 were KRW 3,402 million (US$ 3,363 thousand), representing a 4.8% decrease QoQ from KRW 3,575 million and a 38.6% decrease YoY from KRW 5,543 million. The decrease QoQ was primarily due to decreased revenues from Ragnarok Online in Taiwan, Hong Kong and Macau. The decrease YoY resulted mostly from decreased revenues from Ragnarok Online in Japan and China.

Subscription revenues for the second quarter of 2014 were KRW 1,589 million (US$ 1,571 thousand), representing a 15.9% decrease QoQ from KRW 1,890 million and a 44.0% decrease YoY from KRW 2,836 million. The decrease QoQ was mainly attributable to a decrease in revenues from Ragnarok Online in Korea. The decrease YoY was largely due to decreased revenues from Ragnarok Online II in the United States and Canada.

Mobile game revenues were KRW 4,120 million (US$ 4,073 thousand) for the second quarter of 2014, representing a 4.6% decrease QoQ from KRW 4,317 million but a 15.7% increase YoY from KRW 3,560 million. The decrease QoQ resulted primarily from decreased revenues from NeoCyon’s mobile game operation service for a third party and from Road to Dragons. The increase YoY was mostly driven by Ragnarok: Path of Heroes, an updated version of Ragnarok Online — Uprising: Valkyrie, which was launched in March 2014.

Character merchandising and other revenues were KRW 1,137 million (US$ 1,123 thousand) for the second quarter of 2014, representing a 15.4% increase QoQ from KRW 985 million and a 33.9% increase YoY from KRW 849 million.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 8,882 million (US$ 8,780 thousand) for the second quarter of 2014, representing a 6.2% decrease QoQ from KRW 9,467 million but a 5.2% increase YoY from KRW 8,439 million. The decrease QoQ was mostly from decreased salaries primarily resulting from a decrease in salaries for the headquarters mostly due to a decrease in the number of employees. The increase YoY was mainly attributable to increased outsourcing fee and commission paid mostly related to our services provided to third parties.

Operating expenses were KRW 4,069 million (US$ 4,022 thousand) for the second quarter of 2014, representing a 2.6% decrease QoQ from KRW 4,178 million and a 43.1% decrease YoY from KRW 7,155 million. The decrease QoQ was mainly due to decreased salaries. The decrease YoY mostly resulted from i) a decrease in research and development expenses primarily due to the expenses to develop Ragnarok Odyssey Ace for the PlayStation Vita platform in the second quarter of 2013, which did not occur in the second quarter of 2014; ii) decreased advertising expenses; iii) impairment loss on intangible assets in the second quarter of 2013, which did not occur in the second quarter of 2014; and iv) decreased salaries.

Loss before income tax expenses and others was KRW 2,665 million (US$ 2,634 thousand) for the second quarter of 2014 compared with loss before income tax expenses and others of KRW 2,503 million for the first quarter of 2014 and loss before income tax expenses and others of KRW 1,020 million for the second quarter of 2013.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 3,031 million (US$ 2,996 thousand) for the second quarter of 2014 compared with a net loss attributable to parent company of KRW 2,969 million for the first quarter of 2014 and a net loss attributable to parent company of KRW 1,617 million for the second quarter of 2013.

The balance of cash and cash equivalents and short-term financial instruments was KRW 43,915 million (US$ 43,411 thousand) as of June 30, 2014.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,011.6 to US$ 1.00, the noon buying rate in effect on June 30, 2014 as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2013 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: ircommunication@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY CO., LTD.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-13		30-Jun-14
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	31,222	30,864	24,415	24,135
Short-term financial instruments	18,000	17,794	19,500	19,276
Accounts receivable, net	5,333	5,272	4,775	4,720
Other current assets	4,096	4,049	3,949	3,904
Total current assets	58,651	57,979	52,639	52,035

Property and equipment, net	2,315	2,289	1,697	1,678
Leasehold and other deposits	5,569	5,505	5,558	5,494
Intangible assets	13,919	13,759	11,965	11,828
Other non-current assets	7,311	7,227	7,284	7,200
Total assets	87,765	86,759	79,143	78,235

Liabilities and Equity
Current liabilities:
Accounts payable	4,374	4,324	2,762	2,730
Deferred revenue	5,782	5,716	5,607	5,543
Other current liabilities	1,244	1,229	1,496	1,479
Total current liabilities	11,400	11,269	9,865	9,752
Long-term deferred revenue	6,875	6,796	5,828	5,761
Accrued severance benefits	263	260	175	173
Other non-current liabilities	227	225	160	158
Total liabilities	18,765	18,550	16,028	15,844
Common shares	3,474	3,434	3,474	3,434
Additional paid-in capital	75,076	74,215	63,656	62,926
Accumulated deficit(1)	(10,889)	(10,764)	(5,469)	(5,406)
Accumulated other comprehensive income	1,674	1,655	1,727	1,707
Total parent company shareholders’ equity	69,335	68,540	63,388	62,661
Non-controlling interest	(335)	(331)	(273)	(270)
Total equity	69,000	68,209	63,115	62,391
Total liabilities and equity	87,765	86,759	79,143	78,235

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,011.6 to US$1.00, the noon buying rate in effect on June 30, 2014 as quoted by the Federal Reserve Bank of New York.

(1) The Company disposed the accumulated deficit by transferring KRW 11,420 million out of KRW 75,076 million of its additional paid-in capital in the fiscal year 2013.

GRAVITY CO., LTD.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-14	30-Jun-13	30-Jun-14		30-Jun-13	30-Jun-14
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	1,890	2,836	1,589	1,571	4,784	3,479	3,439
Online games-royalties and license fees	3,575	5,543	3,402	3,363	12,197	6,977	6,897
Mobile games and applications(1)	4,317	3,560	4,120	4,073	5,883	8,437	8,340
Character merchandising and other revenue(1)	985	849	1,137	1,123	1,720	2,122	2,098
Total net revenue	10,767	12,788	10,248	10,130	24,584	21,015	20,774
Cost of revenue	9,467	8,439	8,882	8,780	15,836	18,349	18,139
Gross profit	1,300	4,349	1,366	1,350	8,748	2,666	2,635
Operating expenses:
Selling, general and administrative	3,366	4,512	3,091	3,055	8,919	6,457	6,383
Research and development	812	2,061	978	967	3,453	1,790	1,769
Impairment losses on intangible assets	—	582	—	—	734	—	—
Total operating expenses	4,178	7,155	4,069	4,022	13,106	8,247	8,152
Operating loss	(2,878)	(2,806)	(2,703)	(2,672)	(4,358)	(5,581)	(5,517)
Other income (expenses):
Interest income	282	345	276	273	715	558	552
Interest expense	(3)	(14)	(4)	(4)	(25)	(7)	(7)
Foreign currency income (loss), net	96	230	(234)	(231)	290	(138)	(137)
Others, net	—	1,225	—	—	1,225	—	—
Loss before income tax expenses and equity loss on investments	(2,503)	(1,020)	(2,665)	(2,634)	(2,153)	(5,168)	(5,109)
Income tax expenses	410	720	359	355	1,595	769	760
Loss before equity loss on investments	(2,913)	(1,740)	(3,024)	(2,989)	(3,748)	(5,937)	(5,869)
Equity loss on investments	—	—	—	—	(23)	—	—
Net loss	(2,913)	(1,740)	(3,024)	(2,989)	(3,771)	(5,937)	(5,869)
Net income (loss) attributable to:
Non-controlling interest	56	(123)	7	7	(525)	63	62
Parent company	(2,969)	(1,617)	(3,031)	(2,996)	(3,246)	(6,000)	(5,931)
Loss per share
- Basic and diluted	(427)	(233)	(436)	(0.43)	(467)	(863)	(0.85)
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Loss per ADS(2)
- Basic and diluted	(107)	(58)	(109)	(0.11)	(117)	(216)	(0.21)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,011.6 to US$1.00, the noon buying rate in effect on June 30, 2014 as quoted by the Federal Reserve Bank of New York.

(1) The Company reclassified certain revenue within Mobile games and applications revenue as Character merchandising and other revenue in 2013 as this better represents the nature of the revenue, and the effect of such reclassification was reflected in each quarter of 2013. The reclassification has no effect on the Company’s previously reported total net revenue and other line items on the consolidated financial statements.

(2) Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer
Date: August 27, 2014